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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*

Varity Corporation
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)

                                92224R602
                              (CUSIP Number)


      Check the following box if a fee is being paid with this statement X

      (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

                              Page 1 of 10 Pages
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______________________________________________________________

                                   13G

CUSIP NO. 92224R602                      PAGE 2 OF 10 PAGES

______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER GROUP, INC.
     I.R.S. NO. 13-3331657
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE               0
               _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            4,706,120
               _______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                4,706,120
______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    4,706,120
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    11.72%
______________________________________________________________
12   TYPE OF REPORTING PERSON

     HC
______________________________________________________________
PAGE
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______________________________________________________________

                                   13G

CUSIP NO. 92224R602               PAGE 3 OF 10 PAGES

______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER CAPITAL
     I.R.S. NO. 13-3413767
_____________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE               0
               _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            3,533,400
               _______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                3,533,400
______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    3,533,400
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.80%
______________________________________________________________
12   TYPE OF REPORTING PERSON

     IA
______________________________________________________________
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                                            Page 4 of 10 Pages
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              Schedule 13G
                Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this Statement X


Item 1(b)      Name of Issuer:     Varity Corporation


Item 1(b) Address of Issuer's Principal Executive Offices:

          672 Delaware Avenue, Buffalo, NY 16209
Item 2(a)      Name of Person Filing:

               Oppenheimer Group, Inc.

Item 2(b)      Address of Principal Business Office:

               Oppenheimer Tower, World Financial Center
               New York, New York 10281

Item 2(c)      Citizenship:

               Inapplicable

Item 2(d)      Title of Class of Securities:

               Common

Item 2(e)      CUSIP Number:   92224R602


Item 3(g) ____X____ Parent Holding Company, in accordance with
                         Section 240.13d - 1(b)(1)(ii)(G)
                         See Exhibit I hereto

Item 4(a)      Amount Beneficially Owned:

                    Oppenheimer Group, Inc.      - 4,706,120 *

Item 4(b)      Percent of Class:

                    Oppenheimer Group, Inc.      - 11.72%   *

* Includes amount beneficially owned by Oppenheimer Capital as disclosed on Page 3 hereof.

PAGE
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                                                 Page 5 of 10 Pages
Item 4(c)(i)   Sole Power to Vote or to direct the vote -
                    Oppenheimer Group, Inc.   -            0


Item 4(c)(ii)  Shared power to vote or to direct the vote -
                    Oppenheimer Group, Inc.   -4,706,120   *

Item 4(c)(iii) Sole power to dispose or to direct the disposition of -
                    Oppenheimer Group, Inc.   -            0

Item 4(c)(iv)  Shared power to dispose or to direct the disposition of -
                    Oppenheimer Group, Inc.   -  4,706,120 *


Item 5         Ownership to Five Percent or Less of a Class:
                    Inapplicable

Item 6         Ownership of More than Five Percent on Behalf of
                    Another Person:

                    See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    See Exhibit II hereto

Item 8         Identification and Classification of Members of the Group:
                    Inapplicable

Item 9         Notice of Dissolution of Group:
                    Inapplicable

Item 10        Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             May 7, 1996

Signature:      By: /s/ Robert I. Kleinberg

Name/Title:         Robert I. Kleinberg, Vice President/Secretary

* Includes amount beneficially owned by Oppenheimer Capital as disclosed on Page 3 hereof.

PAGE
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                                         Page 6 of 10 Pages



                           EXHIBIT A


     The Managing General Partner of Oppenheimer Capital, a registered investment adviser, and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Capital to direct the use of dividends or proceeds of sale of more than five (5%) percent of such securities as disclosed on Page 3 hereof. The General Partner of OpCap Advisors(formally, Quest for Value Advisors), a registered investment adviser, and certain persons to whom it has delegated the authority, have the power on behalf of OpCap Advisors to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities. The Board of Directors, certain officers and other employees of Oppenheimer & Co., Inc., a registered broker-dealer, have the power to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities.

MIK8-exhibit.A/1


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                                               Page 7 of 10 Pages
                             EXHIBIT I
   Oppenheimer Group, Inc. ("Group") is a holding and service company owning, directly or indirectly, a variety of companies engaged in the securities business, including the companies identified on the exhibit to this Schedule 13G. 70.78% of the issued and outstanding common stock of Group is owned by Oppenheimer & Co., L.P. ("Oppenheimer LP") a Delaware limited partnership formed by the management of Oppenheimer. The general and limited partnership interests in Oppenheimer LP are owned by officers and employees of Oppenheimer & Co., Inc., an indirect wholly-owned subsidiary of Oppenheimer LP. 29.22% of Group's capital stock has been issued to certain Oppenheimer LP warrantholders upon presentation for exercise of warrants issued to various investors in Oppenheimer LP's 1986 Private Placement.

   This Schedule 13G is being filed by Group as a parent holding company pursuant to the provisions of Rule 13d-1(b)(2) on behalf of Oppenheimer LP and Group's subsidiary companies and/or certain investment advisory clients or discretionary accounts of such subsidiaries named herein to report their collective beneficial ownership of 4,706,120 Common Stock of the Issuer aggregating more than five (5%) percent of such 40,161,000 shares outstanding. Management of the affairs of Group's subsidiaries and of certain investment advisory clients, including decisions respecting disposition and/or voting of the shares of Common Stock of the Issuer, resides in the respective officers and directors of such companies and is not directed by Group or Oppenheimer LP.
PAGE
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                                               Page 8 of 10 Pages
   Accordingly, the filing of this Schedule 13G by Group is not intended as, and should not be deemed, an acknowledgement of beneficial ownership or shared voting or dispositive power by Group, Oppenheimer LP or any such intermediary company of the shares of Common Stock of the Issuer owned by such subsidiaries or investment advisory clients, or by any such subsidiary of shares of Common Stock of the Issuer owned by any other such subsidiary, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.

MIK8-EXHIBITO.I95
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                                                 Page 9 of 10 Pages



                                 EXHIBIT II

The Parent Holding Company is filing on behalf of Oppenheimer Financial Corp., Oppenheimer Equities, Inc. and Oppenheimer Holdings, Inc. which would be classified as Item 3(g), Oppenheimer & Co., Inc. which would be classified as
Item 3(a), and Oppenheimer Capital and OpCap Advisors (formally, Quest for Value Advisors) which would be classified as Item 3(e).

   MIK8-EX-IIB

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                                           Page 10 of 10 Pages


                         EXHIBIT III



   The undersigned hereby acknowledges and agrees that a report on Schedule 13G being filed by Oppenheimer Group, Inc. on or about the date hereof, relating to the common stock of Varity Corporation is filed on behalf of the undersigned.



   DATED: May 7, 1996



                                        OPPENHEIMER CAPITAL


                                  By: /s/ Robert I. Kleinberg
                                      Robert I. Kleinberg
                                      Vice President & Secretary of
                                      Oppenheimer Financial Corp.,
                                      The Managing General Partner.




VARITY.596